Exhibit 3.3
AMENDMENT TO THE
CERTIFICATE OF DESIGNATION
OF
4.40% CUMULATIVE PERPETUAL CONVERTIBLE COMMUNITY
REINVESTMENT ACT PREFERRED SHARES, SERIES A-1
OF
CENTERLINE HOLDING COMPANY
This Amendment (this “Amendment”) to the Certificate of Designation (the “4.40% COD”) of 4.40% Cumulative Perpetual Convertible Community Reinvestment Act Preferred Shares, Series A-1 (the “4.40% Preferred Shares”) of Centerline Holding Company, a Delaware statutory trust (“Centerline”), was duly approved by the requisite holders of the 4.40% Preferred Shares, and is hereby elected to be adopted by Centerline in accordance with the terms of the Exchange and Consent Agreements (as defined below), effective as of March 5, 2010 (the “Effective Date”). Unless otherwise defined herein, all capitalized terms used herein shall have the meaning set forth in the Exchange and Consent Agreements.
RECITALS:
WHEREAS, Centerline (i) has entered into a purchase and sale agreement, by and among C-III Capital Partners LLC (“Newco”), on the one hand, and Centerline and certain of its subsidiaries, on the other hand, pursuant to which Newco will acquire (a) Centerline’s assets comprising the former ARCap Investors LLC business and certain other assets and (b) newly issued Special Shares (as defined below); and (ii) has and/or will be entering into various agreements with certain of its lenders, creditors and claimants to restructure certain of its other outstanding debt obligations and a management agreement with an affiliate of Newco pursuant to which it will provide executive management services to Centerline (the “Transaction”);
WHEREAS, as a condition to consummating the Transaction, Centerline must be recapitalized pursuant to which it is contemplated that the outstanding 4.40% Preferred Shares, the Community Reinvestment Act Preferred Shares of Centerline (the “CRA Shares”), the Series A Convertible Community Reinvestment Act Preferred Shares of Centerline (the “Series A CRA Shares”), and the 11.0% Cumulative Convertible Preferred Shares, Series A-1 of Centerline (the “11.0% Preferred Shares”), will (i) be surrendered to Centerline and cancelled in exchange for the issuance by Centerline of Special Series A Shares of Centerline (“Special Shares”), with the rights and privileges set forth in the Certificate of Designation of the Special Shares (the “Special Share COD”) attached hereto as Exhibit A, (ii) at Centerline’s option in its sole and absolute discretion, in the case of the 4.40% Preferred Shares, be reclassified into Special Shares by means of an amendment and restatement of the 4.40% COD in its entirety as provided in the Special Share COD, and/or (iii) in the case of the 11.0% Preferred Shares, be reclassified into Special Shares by means of an amendment and restatement of the 11.0% COD as provided in the Special Share COD;
WHEREAS, pursuant to the Exchange and Consent Agreements (each, an “Exchange and Consent Agreement” and, collectively, the “Exchange and Consent Agreements”), entered into in connection with the Transaction by Centerline and substantially all of the holders of the 4.40% Preferred Shares, the CRA Shares and the Series A CRA Shares, Centerline, in its sole and absolute discretion, with the approval of the holders of the 4.40%

Preferred Shares required by the 4.40% COD to adopt an amendment to the 4.40% COD, may elect to effect the Restructuring with respect to the 4.40% Preferred Shares by reclassifying the 4.40% Preferred Shares into Special Shares pursuant to the adoption of this Amendment;
WHEREAS, Section 6.c. of the 4.40% COD requires the affirmative vote or consent of the holders of at least two-thirds of the 4.40% Preferred Shares outstanding in order to amend the 4.40% COD;
WHEREAS, pursuant to Section 1.a.i.2. of each of the Exchange and Consent Agreements, the holders of the 4.40% Preferred Shares that entered into the Exchange and Consent Agreements consented to this Amendment and all such holders’ 4.40% Preferred Shares are deemed to have voted in favor of this Amendment;
WHEREAS, the holders of at least two-thirds of the 4.40% Preferred Shares outstanding entered into Exchange and Consent Agreements, consented to this Amendment and all such holders’ 4.40% Preferred Shares are deemed to have voted in favor of this Amendment; and
WHEREAS, the Board of Trustees of Centerline has duly approved and adopted this Amendment and the terms hereof and caused Centerline to elect (as evidenced by its execution hereof) to effect the Restructuring with respect to the 4.40% Preferred Shares by reclassifying the 4.40% Preferred Shares into Special Shares pursuant to, inter alia, the adoption of this Amendment.
NOW THEREFORE, in light of the foregoing facts and in consideration of the respective undertakings contemplated herein, it is hereby agreed as follows:
A.	AMENDMENTS
On and effective as of the Effective Date (i) the 4.40% COD is hereby amended and restated in its entirety as provided in the Special Share COD attached hereto as Exhibit A; (ii) all of the 4.40% Preferred Shares issued and outstanding immediately prior to the Effective Date, are hereby automatically governed by the Special Share COD; (iii) each holder of the 4.40% Preferred Shares shall automatically be deemed to own a number of Special Shares equal to the product (rounded up to the closest whole number, if a fractional share results) of the total original issuance price for the 4.40% Preferred Shares held by such holder, divided by $354,164,807.96, multiplied by 14,590,237.40; and (iv) all of the certificates that, immediately prior to the Effective Date, collectively represented the 4.40% Preferred Shares shall, from and after the Effective Date, automatically and without the necessity of presenting the same for exchange, be deemed surrendered and cancelled.
B.	MISCELLANEOUS
1. Delivery of Special Share Certificates. As soon as practicable after the Effective Date, Centerline shall deliver to each holder of the 4.40% Preferred Shares a certificate evidencing the Special Shares owned by such holder.

2. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws, all rights and remedies being governed by such laws.
3. Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the party hereto, the holders of the 4.40% Preferred Shares, the holders of the Special Shares and all other parties to the Trust Agreement (as defined in the Special Share COD) and their permitted successors, legal representatives and assigns.
4. Severability. Each provision of this Amendment is intended to be severable. If any term or provision of this Amendment is illegal or invalid for any reason, such illegality or invalidity will not affect the legality or invalidity of the remainder of this Amendment.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has duly executed this Amendment as of the Effective Date.

CENTERLINE HOLDING COMPANY
By:	/s/ Marc D. Schnitzer
	Name:	Marc D. Schnitzer
	Title:	President & Chief Executive Officer